[LETTERHEAD OF FIRST PLACE FINANCIAL CORP.]

September 30, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Christian Windsor

Re:	First Place Financial Corp.
Registration Statement on Form S-4
Commission File No. 333-152681

Dear Mr. Windsor:

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced registration statement, First Place Financial Corp. (the “Company”) hereby requests that said registration statement be declared effective at 9:00 a.m., Eastern Time, on Thursday, October 2, 2008, or as soon thereafter as practicable.

The Company hereby further acknowledges that:

•

should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Kevin M. Houlihan at (202) 457-6437 at the law firm of Patton Boggs LLP.

Sincerely,

/s/ Steven R. Lewis
Steven R. Lewis
President and Chief Executive Officer